+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

    SCP Private Equity Partners II, L.P.
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

     435 Devon Park Drive, Building 300
    ----------------------------------------------------------------------------
                                   (Street)

       Wayne,                     PA                                 19087
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)             02/16/01
                                                                  --------------

3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary)
                --------------

4.  Issuer Name and Ticker or Trading Symbol  Breakaway Solutions, Inc. (BWAY)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ___ Director    ___ Officer               X 10% Owner    ___ Other
                        (give title below)                       (specify below)


    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

    ____ Form Filed by One Reporting Person
      X  Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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
None
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

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------
Warrants to Purchase         Presently   1/11/06      Common Stock       6,491,631     (FN1)         (FN1)           (FN1)
Common Stock (FN1)                                                        (FN1)
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:
(FN1) On February 16, 2001 the Issuer issued to SCP Private Equity Partners II, L.P. ("SCP") warrants to purchase up to 6,491,631 shares of the Issuer's Common Stock at a per share exercise price of $0.6875, such shares and exercise price subject to adjustment in certain events the "Loan Warrants". The Issuer issued the Loan Warrants in connection with the agreements it entered into on that date with respect to a secured financing with SCP. For purposes of Section 16 reporting, SCP is deemed to beneficially own derivative securities of the Issuer disclosed herein, notwithstanding the fact that SCP has not yet exercised its right to purchase the Common Stock under the Loan Warrants. Similarly, SCP Private Equity II, LLC (the "Manager") is deemed to beneficially own these same derivative securities of the Issuer disclosed herein because of a contractual agreement with SCP which grants the Manager the power to make voting and investment decisions regarding the securities held by SCP. Accordingly, the derivative securities of the Issuer disclosed herein are owned directly by SCP and indirectly by the Manager.

                         By:   /s/ Wayne B. Weisman            February 26, 2001
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date
                       Name:  Wayne B. Weisman
                      Title:  A Manager of SCP Private Equity II,
                              LLC, the Manager of SCP Private
                              Equity II General Partner, L.P.,
                              the General Partner of the
                              Reporting Person


     * If the form is filed by more than one reported person, see Instruction 5(b)(v).

    ** Intentional misstatements or omissions of facts constitute Federal
       Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

                            Joint Filer Information

Name:                                  SCP Private Equity II, LLC



Address:                               435 Devon Park Drive, Building 300
                                       Wayne, Pennsylvania 19087


Designated Filer:                      SCP Private Equity Partners II, L.P.


Issuer & Ticker Symbol:                Breakaway Solutions, Inc. (BWAY)


Date of Event Requiring Statement:     February 16, 2001


Signature:                             By:    /s/ Wayne B. Weisman
                                             ---------------------------------
                                       Name:      Wayne B. Weisman
                                             ---------------------------------
                                       Title:     Manager
                                             ---------------------------------


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